NEWPORT INTERNATIONAL GROUP, INC.

73061 El Paseo Road

Suite 202

Palm Desert, California 92260

(760) 779-0251

“CORRESP”

July 28, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Kristi Beshears

Re:	Newport International Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed April 1, 2005
File No. 000-30587

Dear Ms. Beshears:

Reference is made to your correspondence dated July 14, 2005 relevant to the above Annual Report. Our responses are provided below:

Consolidated Balance Sheet, page F-3

1.

We note your responses to comments 1 and 2. Tell us how you determined the fair value of your investment in the 6,484,840 Langley Park shares upon acquisition, then subsequently at December 31, 2004 and March 31, 2005. Tell us how you determined to record an unrealized loss of approximately $10 million. Was this unrealized loss based on Langley Park’s stock price? In addition, tell us what consideration, if any, you gave to SFAS 133 in determining how to account for the call option on the 3,242,420 Langley Park shares placed in escrow. It appears that the [call option*] on the shares you have recorded as contra-equity could be considered a derivative. Also, please disclose to us your ownership percentage in Langley Park prior to and following Langley’s IPO. Please cite the specific accounting literature that you are relying upon in your response.

* changed to reflect clarification obtained on a phone conversation dated July 27,2005

Securities and Exchange Commission

July 28, 2005

The fair value of our investment in Langley Park shares was determined as follows:

Upon acquisition of the Langley Park shares in August 2004, Langley Park was still privately-held. Accordingly, the fair value of the Langley Park shares was not readily determinable at the time of acquisition of the shares. Instead, the Company valued the Langley Park shares at the fair value of its consideration for acquiring such shares, which amounted to 5,882,352 shares of our common stock valued at $2.01 per share, which is the sales price quoted on the Over-the Counter Bulletin Board on the date of issuance of our shares. Consequently, the Langley Park shares were initially valued at approximately $11,824,000.

At December 31, 2004 and March 31, 2005, the Company valued its investment in the Langley Park shares at the quoted sales price of such shares on the London Stock Exchange. At December 31, 2004, the value of the Langley Park shares amounted to approximately $1,825,000.

The unrealized loss of approximately $10 million is the difference between the carrying value upon acquisition of the Langley Park shares amounting to approximately $11,824,000 and its fair value at December 31, 2004 amounting to approximately $1,825,000.

The fair value of the call option on the 3,242,420 Langley Park shares placed in escrow, valued at $0.02 per share, amounts to approximately $65,000. We agree with the staff that it could be considered a derivative. The fair value of the Langley Park shares placed in escrow cannot be below the fair value of such call. The carrying and fair value of the Langley Park shares placed in escrow at December 31, 2004 amounted to $912,501, which exceeds the fair value of the call. Irrespective of the proper accounting for such call, we respectively submit that the fair value of the call amounting to approximately $65,000 is not significant when compared to our net loss and net comprehensive loss of $14,258,448 and $24,256,974, respectively and our stockholders’ deficit of $3,628,383 at December 31, 2004. Accordingly, we believe that the call on the Langley Park shares placed in escrow was properly accounted for.

Our ownership percentage in Langley Park prior and after their first day of trading on the London Stock Exchange, which was October 7th, 2004, amounted to 8.7%.

Securities and Exchange Commission

July 28, 2005

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information, kindly contact the undersigned. Thank you for your attention to this matter.

Sincerely yours,

Cery Perle
Chief Executive Officer

CP:mk

Cc:	James M. Schneider, Esq.